UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Wave2Wave Communications, Inc.

File No. 333-164791 - CF#25023

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   Wave2Wave Communications, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 8, 2010, as amended.

   Based on representations by Wave2Wave Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through November 10, 2011
Exhibit 10.74	through January 30, 2011
Exhibit 10.81	through November 10, 2011

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel